Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Prospectus Supplement for the Registration Statement (Form S-3 No. 333-132657) of National Interstate Corporation for the offer and sale of up to 1,000,000 of National Interstate Corporation’s common shares by the selling shareholder and to the incorporation by reference therein of our reports dated March 9, 2007, with respect to the consolidated financial statements and schedules of National Interstate Corporation, National Interstate Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of National Interstate Corporation, included in its Annual Report (Form 10-K/A) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Cleveland, Ohio
September 4, 2007